# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boxlight Corp, CIK 0001624512
CUSIP: 10168L206
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, 2750 PREMIERE PARKWAY,, DULUTH, Georgia (GA), 30097
Date of event which requires filing of this statement: 07/20/2026
Amends the filing with accession number 0002110919-26-000001
Filed by CIK 0002110919
Persons authorized to receive notices and communications: MD Ehsan Khan, 133 Morris Pkwy, Valley Stream, New York (NY), 11580, 19292592456

## Reporting persons
- Khan MD Ehsan (CIK 0002110919): type of reporting person: individual (IN); citizenship or place of organization: Nepal (P6); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Boxlight Corp
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, 2750 PREMIERE PARKWAY,, DULUTH, Georgia (GA), 30097

## Item 2. Identity and Background
Name of person filing: MD Ehsan Khan
Residence or business address: 133 MORRIS PKWY, Valley Stream 11580
Present principal occupation or employment: Business Technology Solutions Consultant
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Nepal

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds were used to acquire the securities. All shares have been sold and no funds are currently being used.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person has disposed of all shares of common stock previously held. The purpose of this amendment is to report the sale of all securities. The reporting person has no further plans or proposals with respect to the issuer."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0 shares, representing 0% of the outstanding common stock of BOXL
Number of shares as to which each person has sole or shared power to vote or dispose: 0 shares, the reporting person no longer holds any shares.
Transactions in the class effected during the past sixty days: MD Ehsan Khan sold 38,500 shares of common stock of Boxlight Corporation ($BOXL) through Charles Schwab. Following this transaction, the reporting person no longer beneficially owns any shares of BOXL."
Other persons with the right to receive dividends or sale proceeds: MD Ehsan Khan hold 0 shares, 0% beneficial ownership.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 30, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None. The reporting person has no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

## Signatures
- Khan MD Ehsan: MD Ehsan Khan, MD Ehsan Khan (07/20/2026)